Exhibit 21.1

SUBSIDIARIES

Name	Place of Incorporation	Ownership
Dynamic Ally Limited	British Virgin Islands	Wholly Owned by Parkview Group, Inc.
Ningguo Taiyang Incubation Plant Co., Ltd.	People’s Republic of China	Wholly Owned by Dynamic Ally Limited
Anhui Taiyang Poultry Co., Ltd.	People’s Republic of China	Ningguo Taiyang Incubation Plant Co., Ltd. has indirect ownership through variable interest agreements